Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE SEVENTH TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM

Maranello (Italy), March 7, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that, following the accelerated bookbuild offering made by Exor N.V. on February 26, 2025, the Company participated in the offering by purchasing No. 666,666 common shares for a total consideration of 299,999,700 Euro (the “Transaction”).

The Transaction constituted the seventh tranche (the "Seventh Tranche") of the multi-year share buyback program of approximately Euro 2.0 billion announced during our 2022 Capital Market Day (the ”Program”) and it settled on March 3, 2025.

As of March 6, 2025, following the completion of the Seventh Tranche, the Company held in treasury No. 15,785,877 common shares equal to 8.73% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

From the start of the Program, on July 1, 2022, until March 6, 2025, the Company has purchased a total of 4,963,113 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,622,735,677.17.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977